UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of November 2013

JACADA LTD.
(Translation of registrant’s name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

CONTENTS

In compliance with the regulations promulgated under the Israeli Companies Law – 1999 (the “Law”), the Company published a notice in Israeli newspapers that its annual general meeting of shareholders (the “Meeting”) will be held on December 31, 2013 in Israel and that the record date for the determination of the holders of Jacada’s Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting will be November 25, 2013. At the Meeting the shareholders will be asked to vote on the following:

(1) To elect Ms. Tzvia Broida to the Board of Directors of the Company (the “Board”) to serve as a Class II Director and as an External Director with financial and accounting expertise (as defined in the Israeli Companies Law - 1999) (the “Companies Law”), for a term of three years.

(2) To approve the compensation package offered to Ms. Broida and the execution of the Company’s standard directors and officers indemnification agreement with her;

(3) To approve a compensation policy for the Company's executive officers and directors, in accordance with the requirements of the Companies Law.

(4) To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2013 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

(5) To present and consider the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2012.

(6) To transact such other business as may properly come before the Meeting or any adjournment thereof.

On or about November 27,  2013 the Company will send to its shareholders official notice of the Meeting and a proxy statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ CAROLINE CRONIN
Name:	Caroline Cronin
Title:	Chief Financial Officer

Dated: November 27, 2013

 JACADA LTD.
11 Shenkar Street
Herzliya 46725, Israel
November 27, 2013

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Jacada Ltd.:

NOTICE IS HEREBY GIVEN that the 2013 Annual General Meeting of Shareholders, or the Meeting, of Jacada Ltd., a company formed under the laws of the State of Israel, or the Company, will be held at 10:00 a.m. (Israel time) on Tuesday, December 31, 2013, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel, for the following purposes:

(1) To elect Ms. Tzvia Broida to the Board of Directors of the Company (the “Board”) to serve as a Class II Director and as an External Director with financial and accounting expertise (as defined in the Israeli Companies Law - 1999) (the “Companies Law”), for a term of three years.

(2) The approval of the compensation package offered to Ms. Broida and the execution of the Company’s standard directors and officers indemnification agreement with her;

(3) To approve a compensation policy for the Company's executive officers and directors, in accordance with the requirements of the Companies Law.

(4) To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2013 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the fiscal year ended December 31, 2012, as made available to the Company’s shareholders. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has approved all of the above proposals (which are described in the attached Proxy Statement) and recommends that you vote in favor thereof.

Shareholders of record at the close of business on November 25, 2013 are entitled to notice of and to vote at the Meeting.  You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by the Company’s transfer agent or at its registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of our ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board, Gideon Hollander Co-Chief Executive Officer

JACADA LTD.
11 Shenkar Street
Herzliya 46725, Israel
Tel: +972-3-767-9360

PROXY STATEMENT

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Jacada Ltd., hereinafter referred to as Jacada or the Company, to be voted at the 2013 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of the 2013 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Tuesday, December 31, 2013, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

This Proxy Statement, the attached Notice of the 2013 Annual General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about November 27, 2013.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares of our Company, par value 0.04 New Israeli Shekels per share, or ordinary shares, as of the close of business on November 25, 2013, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “Proxy Procedure” below.  Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Jacada is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli laws as they relate to Israeli corporations may differ from requirements under U.S. corporate and securities laws as they apply to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company exists under the laws of Israel and that some or all of its officers and directors are not residents of the United States and that all or a substantial portion of its assets may be located outside the United States. Shareholders may not be able to sue an Israeli company or its officers or directors in an Israeli court for violations of U.S. securities laws.  It may be difficult to compel an Israeli company and its affiliates to subject themselves to a judgment by a U.S. court.

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 10:00 a.m. (Israel time) on Tuesday, December 31, 2013, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

(1)
The election of Ms. Tzvia Broida to the Board of Directors of the Company (the “Board”) to serve as a Class II Director and as an External Director with financial and accounting expertise (as defined in the Israeli Companies Law - 1999) (the “Companies Law”), for a term of three years, until the third Annual General Meeting of Shareholders following the Meeting.

(2)	The approval of the compensation package offered to Ms. Broida and the execution of the Company’s standard directors and officers indemnification agreement with her;

(3)	The approval of a compensation policy for the Company's executive officers and directors, in accordance with the requirements of the Companies Law.

(4)
The approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2013 and for such additional period until the next Annual General Meeting of Shareholders, and the authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the fiscal year ended December 31, 2012, as made available to the Company’s shareholders. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Other than the proposals listed above, the Company is not aware of any other matter that will come before the Meeting.  If any other matter properly comes before the Meeting, the persons designated as proxies intend to vote on such matter in accordance with the judgment of the Board.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 1 through 3.

Proxy Procedure

Only holders of record of our ordinary shares as of the close of business on November 25, 2013 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of November 25, 2013, the record date for determination of shareholders entitled to vote at the Meeting, there were 4,153,270 ordinary shares issued and outstanding (excluding 1,111,796 ordinary shares held by the Company as treasury shares).

•
Voting in Person.  If your ordinary shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for ordinary shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or the directions provided are not in accordance with the options listed on a proxy card, such ordinary shares will be voted FOR all proposals.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your ordinary shares, by attending the Meeting and voting in person.

Quorum

Pursuant to the Company’s articles of association, as amended, or the Articles, the presence of at least two shareholders, holding at least 33 1/3% of the Company’s outstanding voting power, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday).  If within half an hour from the time designated for the reconvened Meeting a quorum is not present, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Abstentions will be counted towards the quorum.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Voting Standards

The approval of each of Proposal 1 (concerning the election of Ms. Tzvia Broida as a Class II director and an External Director with financial and accounting expertise under the Companies Law), Proposal 2 (concerning the approval of Ms. Broida’s compensation and indemnification agreement) and Proposal 3 (concerning the approval of a compensation policy for the Company's executive officers and directors) requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the matter, provided that either: (i) such majority includes at least a majority of the votes of non-controlling shareholders who also lack a personal interest in the approval of the election and who vote on the matter (not including abstentions) or (ii) the total number of votes of such non-controlling, disinterested shareholders voting against the matter does not exceed two percent (2%) of the Company’s voting power.

With respect to the approval of Proposal 1 (the election of Ms. Tzvia Broida as a Class II director and an External Director with financial and accounting expertise under the Companies Law), Proposal 2 (concerning the approval of Ms. Broida’s compensation and indemnification agreement) and Proposal 3 (the approval of a compensation policy for the Company's executive officers and directors), the Companies Law requires that each shareholder voting on each of these proposals indicate whether or not the shareholder has a personal interest in each proposal.  Otherwise, the shareholder will not be deemed a disinterested shareholder and accordingly will not count towards the special majority required for the approval of these proposals.

  Under the Companies Law, a “personal interest” of a shareholder includes any personal interest possessed by the shareholder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the shareholder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager.

 A personal interest furthermore includes the personal interest of a person for whom the shareholder holds a voting proxy or the interest of the shareholder with respect to his or her vote on behalf of the person for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. A personal interest excludes, however, an interest arising solely from the ownership of shares (although, as indicated in the preceding paragraph, any controlling shareholder of the Company will anyway be excluded in determining whether the special majority required for approval of this proposal has been met).

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A person is presumed to be a controlling shareholder if he/she/it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

In order to avoid confusion among our shareholders, any shareholder who returns a proxy card with respect to either of Proposals 1 or 2, whether voting “For” or “Against” the proposal, will be deemed to be confirming that he, she or it has no personal interest with respect to the subject matter of the proposal.  If you are a controlling shareholder or possess a personal interest and wish to vote “For” or “Against” either such proposal, you should not fill out the enclosed proxy card and should instead contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

The approval of Proposal 4 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the respective proposals, for the approval thereof.

In tabulating the voting results for the proposals, ordinary shares that constitute broker non-votes and abstentions are not considered votes cast on the proposals.  As described above with respect to quorum requirements, unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for purposes of determining whether the requisite majorities have been achieved for the respective proposals.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

As of November 25, 2013, there were 4,160,770 ordinary shares issued and outstanding (excluding 1,111,796 ordinary shares held by the Company as treasury shares).

The following table and related footnotes set forth certain information as of November 25, 2013 (unless otherwise indicated below) regarding the beneficial ownership of the ordinary shares by: (a) each of the Company’s directors; (b) each of the Company’s executive officers; and (c) all shareholders known by the Company to be the beneficial owners of 5% or more of the outstanding ordinary shares, who are referred to below as significant shareholders. Beneficial ownership reflected in the following table is calculated in accordance with the rules under Form 20-F promulgated by the Securities and Exchange Commission, or the SEC, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses or has the right to acquire, within 60 days, sole or joint voting or dispositive power, or the economic benefit of ownership, with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). Based on information furnished by the owners and except as otherwise noted, the Company believes that the beneficial owners of the shares listed below, have, or share with a spouse, voting and investment power with respect to such shares.  Unless otherwise indicated below, the address of each person listed below is the address of the Company.

Name of Beneficial Owner	Number of Shares Owned		Percentage of Outstanding Shares
Directors and Executive Officers
Yossie Hollander (1), Director	539,753		12.93%
Gideon Hollander (2), Co-Chief Executive Officer and Chairman of the Board of Directors	404,268		9.69%
Ohad Zuckerman, External Director	25,469	(3)	*
Avner Atsmon, External Director	17,969	(3)	*
Guy Yair Co-Chief Executive Officer	45,310	(3)	1.08%
Caroline Cronin, Chief Financial Officer	7,500	(3)	*
Significant Shareholders
New Resources (4)	230,000	5.53%
Gunar Anstalt (5)	223,750	5.38%
Lloyd I. Miller, III (6)	764,553	18.38%

* Represents less than one percent (1%).

(1)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander.  Represents 325,320 ordinary shares owned individually by Mr. Hollander, 75,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 13,750 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother, as Mr. Hollander disclaims beneficial ownership of such shares, and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 5901 Peachtree Dunwoody Rd. Building B Suite 550, Atlanta, Georgia 30328.

(2)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander.  Represents 391,247 ordinary shares owned individually by Mr. Hollander, and 13,021 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother, as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 11 Shenkar Street, Herzliya 46725, Israel.

(3)	The ordinary shares listed represent shares issuable upon exercise of options vested within 60 days of the date hereof.
(4)
Based on a Schedule 13G filed with the SEC on February 16, 2010.  We make no representation as to the accuracy or completeness of the information reported. New Resources’ address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5)
Based on a Schedule 13G filed with the SEC on February 23, 2010.  We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(6)
Based on a Schedule 13G filed with the SEC on February 28, 2012. The Company makes no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 4550 Gordon Drive, Naples, Florida 34102.

PROPOSAL 1: ELECTION OF EXTERNAL, CLASS II DIRECTOR

Background

In accordance with the terms of the Articles, the Board is divided into three classes and the term of office of the Company’s Class II Directors expires on the date of the Meeting. The Companies Law provides that External Directors may be elected for one three-year term, and, upon the fulfillment of certain conditions, may be elected for an additional two three-year terms. Under the regulations promulgated under the Companies Law, External Directors of companies whose shares are registered for trading on certain exchanges outside of Israel (such as the NASDAQ Global Market, on which the Company’s ordinary shares are currently listed) may be elected for an unlimited number of additional three-year terms (in excess of the initial three three-year terms described above), subject to the fulfillment of certain requirements.

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominee) will be voted for the election of Ms. Tzvia Broida as the Company’s Class II Director and as an External Director with financial and accounting expertise. If elected, Ms. Broida shall hold office for a term of three years, until the third Annual General Meeting of Shareholders following the Meeting, unless her office is earlier vacated under any relevant provision of the Articles and/or the Companies Law. Ms. Broida has represented to the Company that she currently qualifies as an External Director with financial and accounting expertise under the Companies Law. Our Board of Directors has determined that Ms. Tzvia Broida has financial and accounting expertise.

The Proposed Director

A brief biography of Ms. Broida is set forth below:

Tzvia Broida has been Sensible Medical Innovations' Chief Financial Officer since March 2011. In her previous position Mrs. Broida was the Chief Financial Officer at Jacada from January 2005 until May 2009, previously serving as Jacada's Vice President, Finance from March 2000 and has held various positions at Jacada since August 1995.  From 1994 to 1995, Ms. Broida worked as an accountant at the accounting firm of Yehuda Ehrlich & Partners.  From 1992 to 1994, Ms. Broida worked as an accountant at the accounting firm of Vexler, Kodenzick & Partners.

Proposed Resolutions for Proposal 1

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ms. Tzvia Broida be, and hereby is, elected to serve as a Class II Director and as an external director with financial and accounting expertise of the Company for a term of three years, until the third Annual General Meeting following this Meeting.”

Required Vote for Proposal 1

Shareholders may vote for or against, or may abstain from voting, in connection with the election of Ms. Tzvia Broida.  Under the Companies Law, the election of an External Director requires the fulfillment of special voting requirements. Accordingly, as Ms. Broida has been nominated for election as an External Director by the Board, such election will require the affirmative vote of a majority of shares present at the Meeting, in person or by proxy, and voting thereon (that is, disregarding broker non-votes, proxies for which authority has been withheld, and abstentions), provided that either:

(i)
the shares voting in favor of the election include a majority (disregarding broker non-votes, proxies for which authority has been withheld, and abstentions) of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor in possession of a personal interest (as described below) in approval of the election (except a personal interest that is not a result of relations with a controlling shareholder); or

(ii)
the total number of shares voted against by those shareholders who are neither “controlling shareholders” nor in possession of a personal interest (as described in clause (i) above) does not exceed two percent (2%) of all of the voting rights in the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

For purposes of the special voting requirement for Proposal 1, a personal interest of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (each of whom is referred to as a family member), or a personal interest of an entity in which the shareholder (or family member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a personal interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy document) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who fills out and returns a proxy card with respect to this proposal, whether voting “For” or “Against” the proposal, will be deemed to be confirming that he, she or it has no personal interest with respect to the election of Ms. Broida as an External Director.  If you have a personal interest and wish to vote “For” or “Against” this proposal, you should not fill out the enclosed proxy card and should instead contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of the election of Ms. Tzvia Broida as a Class II Director and External Director with Financial and Accounting Expertise of the Company.

PROPOSAL 2: APPROVAL OF COMPENSATION OF
AND THE EXECUTION OF AN INDEMNIFICATION AGREEMENT WITH MS. BROIDA

Background

Under the Companies Law, the terms of compensation to directors of the Company require shareholder approval as detailed below.

The Proposed Compensation

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed Resolution) will be voted for the approval of the execution of the Company’s standard directors and officers indemnification agreement with Ms. Tzvia Broida, for the approval of the grant of an option to purchase up to 12,500 Ordinary Shares to Ms. Broida and for providing Ms. Broida with the following compensation package: (i) an annual payment of NIS 40,650; (ii) payment for every meeting of the Board of Directors or any committee thereof in which she participates (“Participation Compensation”) of NIS 2,200, provided that in the event of participation in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the Participation Compensation and in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the Participation Compensation; and (iii) and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attending board of directors meetings.

Under the Company’s standard directors and officers indemnification agreement, the Company undertakes to indemnify a director, for certain liabilities and expenses imposed on such director due to an act performed or failure to act by him in his capacity as a director, and/or due to any event or occurrence related to the fact that such director is or was a director. The events for which indemnification is provided includes, but are not limited to: (i)  negotiations, execution, delivery and performance of agreements on behalf of the Company, (ii) approval of corporate actions, (iii) claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in  regard of the Company’s business, (iv) violations of securities laws of any jurisdiction, and (v) violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations. The maximum indemnification amount per event ranges between five to twenty million dollars and the aggregate indemnification amount under the agreement is fifty million dollars.

Proposed Resolutions for Proposal 1

The Board will present the following Resolution at the Meeting:

“RESOLVED, to approve the execution of the Company’s standard directors and officers indemnification agreement with Ms. Tzvia Broida, the grant of options to purchase up to 12,500 Ordinary Shares to Ms. Broida under the Company’s stock option plan (the “Options”) and to provide Ms. Broida with the following compensation package (i) an annual payment of NIS 40,650; (ii) payment for every meeting of the Board of Directors or any committee thereof in which she participates (“Participation Compensation”) of NIS 2,200, provided that in the event of participation in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the Participation Compensation and in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the Participation Compensation; and (iii) and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attending board of directors meetings.

The vesting period of the Options shall be 4 years on an annual basis (25% of the options shall vest at each of the first four anniversaries from the end of the calendar quarter of her being elected to the Board) (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company’s shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction,  become fully vested and exercisable), the exercise price per share shall equal the fair market value of the Company’s Ordinary Shares on the date hereof, and the exercise period of such Options shall be until the second anniversary of the termination of Ms. Broida service with the Company as a director.”

Required Vote for Proposal 2

Shareholders may vote for or against, or may abstain from voting, in connection with the election of Ms. Tzvia Broida.  Under the Companies Law, the election of an External Director requires the fulfillment of special voting requirements. Accordingly, as Ms. Broida has been nominated for election as an External Director by the Board, such election will require the affirmative vote of a majority of shares present at the Meeting, in person or by proxy, and voting thereon (that is, disregarding broker non-votes, proxies for which authority has been withheld, and abstentions), provided that either:

(i)
the shares voting in favor of the election include a majority (disregarding broker non-votes, proxies for which authority has been withheld, and abstentions) of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor in possession of a personal interest (as described below) in approval of the election (except a personal interest that is not a result of relations with a controlling shareholder); or

(ii)
the total number of shares voted against by those shareholders who are neither “controlling shareholders” nor in possession of a personal interest (as described in clause (i) above) does not exceed two percent (2%) of all of the voting rights in the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

For purposes of the special voting requirement for Proposal 2 a personal interest of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (each of whom is referred to as a family member), or a personal interest of an entity in which the shareholder (or family member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a personal interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy document) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote.Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who fills out and returns a proxy card with respect to this proposal, whether voting “For” or “Against” the proposal, will be deemed to be confirming that he, she or it has no personal interest with respect to the election of Ms. Broida as an External Director.  If you have a personal interest and wish to vote “For” or “Against” this proposal, you should not fill out the enclosed proxy card and should instead contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

Recommendation

The Board recommends a vote FOR the execution of the Company’s standard directors and officers’ indemnification agreement with Ms. Tzvia Broida and the grant of options and such compensation to Ms. Broida.

PROPOSAL 3: APPROVAL OF A COMPENSATION POLICY
FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Under a December 2012 amendment to the Companies Law, or Amendment No. 20, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders.  The term “office holder,” as defined in the Companies Law, includes directors and most executive officers (that is, the (i) chief executive officer, or CEO, (ii) chief business officer, (iii) deputy CEO, (iv) vice CEO, (v) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title, and (vi) any other officer directly subordinate to the CEO). At our company, our Co-CEOs, chief financial officer and members of our executive management team who report directly to the Co-CEOs, along with our directors, are considered our office holders.

Amendment No. 20 requires the compensation policy to serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification and any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives.  It must also consider, among other things, the company’s risk management, size and the nature of its operations.  The compensation policy must furthermore consider the following additional factors:

•           the knowledge, skills, expertise and accomplishments of the relevant director or executive;

•           the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

•           the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•           the impact of disparities in salary upon work relationships in the company;

•           the possibility of reducing variable compensation at the discretion of the board of directors;  the possibility of setting a limit on the exercise value of non-cash variable compensation; and

•           as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must include the following principles:

•           the link between variable compensation and long-term performance and measurable criteria;

•           the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•           the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and

•           the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy must also include appropriate incentives from a long-term perspective and maximum limits for severance compensation.

The compensation policy must be approved by the board of directors, after considering the recommendation of the compensation committee. Amendment No. 20 also requires shareholder approval of the compensation policy by an ordinary majority of the shares present and voting that also constitutes a special majority, as described below. If the compensation policy is not approved by the shareholders, the board of directors may nonetheless approve the compensation policy, provided that the compensation committee and thereafter the board of directors concludes, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the company. Pursuant to the Companies Law as currently in effect, a compensation policy that is for a period of more than three years must generally be approved by the board of directors and the shareholders every three years.

On November 21, 2013, following the recommendation of the compensation committee, our Board approved the Jacada Ltd. Compensation Policy for Executive Officers and Directors, in the form attached as Appendix A to this proxy statement, or the Compensation Policy, in accordance with the provisions of Amendment No. 20.

When considering the proposed Compensation Policy, the compensation committee and our Board considered numerous factors, including the relevant matters and provisions set forth in the Companies Law, in general, and in Amendment No. 20, in particular, and reviewed various data and information they deemed relevant, with the advice and assistance of management and legal advisors.

The proposed Compensation Policy is designed to encourage pay for performance, align officers’ interests with those of our company and our shareholders over the long term, encourage balanced risk management and provide a competitive compensation package. The compensation elements that may be granted to executive officers in accordance with the proposed Compensation Policy include: base salary, cash bonuses, equity-based compensation, benefits and perquisites, and retirement and severance arrangements. A significant portion of an executive officer’s total compensation package is targeted to reflect our short- and long-term goals and performance, as well as the officer’s individual performance and impact on shareholder value.

Pursuant to the proposed Compensation Policy, executive officers and directors will also be provided with indemnification to the fullest extent permitted by law and our Articles of Association, and will also be covered by directors’ and officers’ insurance policies.

The proposed Compensation Policy will apply to compensation arrangements of office holders that will be approved following its adoption by the shareholders and will be periodically reviewed by the compensation committee and our Board to ensure that its provisions and implementation are aligned with our compensation philosophy and with applicable legal and regulatory requirements.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, which is attached as Appendix A hereto.

As previously indicated, Amendment No. 20 generally requires us to adopt a compensation policy for our executive officers and directors that is approved by our shareholders.  Voting in favor of this proposal will enable us to comply with the requirements of Amendment No. 20 and to be fully in compliance with the Companies Law by the required deadline, which, for a company such as ours, is January 12, 2014.

Proposed Resolutions for Proposal 3

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759–1999, the Jaccada Ltd. Compensation Policy for Executive Officers and Directors, in the form attached as Appendix A to the proxy statement with respect to Annual General Meeting held on December 31, 2013, and as previously approved by the board of directors at the recommendation of the compensation committee, be, and the same hereby is, approved.”

Required Vote for Proposal 3

The approval of the Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the proposal.  Furthermore, under the Companies Law, the approval of the proposal requires that either: (i) the foregoing majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders (that is, shareholders who lack an interest in approval of the Compensation Policy), who are present in person or by proxy and who vote on the proposal; or (ii) the total votes cast against the proposal by such non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy document) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who fills out and returns a proxy card with respect to this proposal, whether voting “For” or “Against” the proposal, will be deemed to be confirming that he, she or it has no personal interest with respect to the election of Ms. Broida as an External Director.  If you have a personal interest and wish to vote “For” or “Against” this proposal, you should not fill out the enclosed proxy card and should instead contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Compensation Policy.

PROPOSAL 4: RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR
ANNUAL REMUNERATION

Background

In October 2012, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2012, and for such additional period until the Meeting. Pursuant to the Sarbanes-Oxley Act of 2002, as amended, the Audit Committee has already acted to approve the re-appointment of Kost Forer as the Company’s independent auditors and the fixing of its remuneration, as well as the terms of its engagement. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ending December 31, 2013 and for such additional period until the next Annual General Meeting of Shareholders.  At the Meeting, the Company’s shareholders will be requested to approve such re-appointment, as well as to authorize the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

Proposed Resolutions for Proposal 4

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2013 and for such additional period until the next Annual General Meeting of Shareholders, such re-appointment having been previously approved by the Audit Committee.”

“RESOLVED FURTHER, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

Required Vote for Proposal 4

The approval of Proposal 4 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal.  Ordinary shares present at the Meeting that are not voted for the approval of this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards the achievement of a majority for the proposal.

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2012 will be presented. A copy of the Company’s Annual Report to Shareholders (including the audited consolidated financial statements for the year ended December 31, 2012) is being made available to shareholders through the Securities and Exchange Commission website. Alternatively, you may request a printed copy of the Annual Report by calling Jacada’s Investors Relations department in the U.S at 770-352-1300 or in Israel at +972(9) 952-590

OTHER MATTERS

The Board of Directors does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of Annual General Meeting of Shareholders and in this Proxy Statement and knows of no other matter to be brought before the Meeting by others.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors Gideon Hollander Co-Chief Executive Officer November 27, 2013

APPENDIX A

November 7, 2013

Jacada Ltd. (the “Company”)
Office Holder Compensation Policy

1.	Background – Purposes, Application and Update

1.1.
Amendment No. 20 of the Companies Law, 5759-1999 (the “Companies Law” or the “Law”) was recently approved by the Knesset, setting out for the first time the statutory principles for office holder compensation policies, which every public company / bond company is required to adopt.  The compensation policy described below combines the new provisions of the Law in this regard with the broad-based principles that the board of directors of Jacada Ltd. (the “Company”), following the recommendation of the Company’s Compensation Committee, has seen fit to adopt with respect to the compensation of the office holders of the Company.  This policy has practical importance with respect to the method of approval of the concrete compensation conditions of any of the office holders of the Company in the future.  But it is also important because it sets forth, methodically and publicly, the main considerations that the Company believes to be relevant to the question of compensation of office holders and the way in which these must in fact be implemented.  The various compensation components are intended to encourage the continued employment of office holders in the Company, and to enable the employment of new office holders from high quality human resources who can contribute to the Company, advance its goals and improve its performance.  The inclusion of all of these in a uniform, broad-based policy could also assist with the transparency of the compensation rules of the Company (both within the Company, and externally), and with the coordination of expectations between the Company and the office holders working for it, and might reduce feelings of unjustified differentiation in compensation between different office holders.

1.2.
The policy applies to the compensation conditions of all of the office holders of the Company, i.e.: members of the Company’s Board of Directors and other “office holders,” as such term is defined in the Companies Law, and anyone filling such a position at the Company, even if his or her title is different. In this policy document, “compensation conditions” shall mean: the terms of office or employment of an office holder, including providing an exemption, insuring, undertaking to indemnify or providing indemnification, retirement grant (grant, payment, remuneration, compensation or any other benefit given to an officer in connection with termination of his/her role at the Company), and any benefit, other payment or undertaking to make such a payment that may be granted due to such office or employment as aforesaid. Any approval on compensation condition will always be made in accordance with the requirements of the Companies Law, then in effect.

1.3.
Naturally, the compensation policy must be reviewed from time to time, either due to substantial changes to the Company, its size, nature and the areas of its operations, the risk profile that is relevant to the Company, its operating markets, etc., or due to substantial changes in the macro-economic environment or to acceptable conditions in the territories where the Company employs office holders with respect to their compensation.  The Compensation Committee and the Board of Directors shall review the policy in full once every three years, in accordance with the requirements of the Law.

1.4.
For the avoidance of doubt it is clarified that this policy document does not give rise to any legal rights whatsoever in the hands of any office holder, present or future, vis-à-vis the Company, and that the rights and obligations of every office holder have been, or will be, set, as the case may be, in a contract or agreement between him/her and the Company (the conditions of which might be substantially different from the policy provisions contained in this document), or by mandatory law, if applicable to his/her employment.

1.5.
This policy shall not impact existing employment agreements or terms of employment of the Company’s current office holders. The Company shall strive to adjust any conflicting terms and conditions with the terms of this policy.

2.	Overarching Considerations

2.1.
This compensation policy is set by the Board of Directors, and the concrete compensation payable to any office holder considered by the Company will be set on the basis of the following overarching considerations:

•	Advancement of the purposes of the Company, its work plans and policy, subject to a long-term vision;
•	The creation of incentives appropriate to the office holder;
•
The office holder's contribution to the achievement of the Company's goals and its profitability, all in keeping with the Company’s long-term vision and in accordance with the office holder's role (with respect to variable compensation components).

2.2.
The compensation policy takes into account, and each concrete compensation plan shall also take into account, the size of the Company, its resources and its modus operandi, including for the purpose of setting a reference group for the conditions of compensation to its office holders.

2.3.	Other relevant data when setting compensation:
•	the education, skills, expertise, professional experience and achievements of the candidate for office or the acting office holder.
•	The role and areas of responsibility of, and previous agreements with, the office holder (to the extent that the office holder is not a new office holder).
•
Relationship with the compensation of other employees of the Company—the Compensation Committee shall be presented with data regarding the average salary and the median salary of (i) employees of the Company, and (ii) contract employees hired by the Company. The relevance of such to the compensation conditions being submitted for approval and the impact of any discrepancies between such conditions of office and the conditions of the average and median salaries in the Company shall also be examined.

3.	Total Compensation Package

3.1.
The compensation package to office holders shall include three main components: base salary (including supplementary components), annual incentive-based compensation (such as cash bonuses, commissions or other incentive-based compensation) and long-term equity compensation (by way of allotment of securities or mechanisms tracking securities). Incentive-based compensation (annual grants) and mainly long-term compensation, are intended to align an office holder's interests with those of the Company

3.2.	The discussion of any compensation component (even if it is brought for separate discussion), shall take into account an officer’s entire compensation package, and its total cost.
3.3.
When discussing any compensation component, all implications shall be examined, including: economic, benchmarking, accounting and taxation implications, as well as the intra-organizational, commercial implications, including any impact on other employees of the Company.

3.4.
When discussing any compensation component (including equity compensation), the entire potential accounting and cash flow cost shall be examined.  The potential costs in various realistic scenarios should be examined.

3.5.	The ratio between the three main compensation components shall be as follows:
•	the maximum sum of the annual, incentive-based compensation shall not be greater than: 200% of the cost of the then-current annual base salary and the supplemental components thereof.
•
The economic value of the securities allotted as long-term equity compensation (in accordance with the valuation method used for purposes of the financial statements of the Company), divided by the number of vesting years (“annual economic value”) plus such annual economic value of securities allotted and which have not yet fully vested, shall not be greater than 200% of the cost of then-current annual base salary and the supplemental components thereof.

3.6.
A change to existing compensation of an office holder that results in an increase or decrease of no more than 15% of the existing total cost of the annual compensation of the office holder shall be deemed a non-substantial change to the office holder’s compensation, and, upon approval by the Compensation Committee, shall not require any additional  approvals (other that as required by the Companies Law).

4.	Base Salary and Supplementary Components

4.1.
Base salary and supplementary components thereof shall be determined for office holders while taking into account (among other possible factors): (A) the market in which the Company operates, (B) a comparison to salaries of office holders in the same positions at companies of a similar size with global operations and structure of a similar magnitude, whether or not listed for trading in Israel or overseas, and (C) the skills and expertise of the subject office holder.

4.2.	The Compensation Committee shall be entitled to review and update salaries once a year.
4.3.
Benefits that are supplemental to salary shall be based on the territory in which an office holder is employed.  Examples of such supplementary benefits are set forth in Exhibit A to this compensation policy. Unless otherwise approved by the Committee ,the benefits offered to the office holders shall be of equivalent to those offered to  the other employees at the same location.

4.4.	All changes in benefits costs will be discussed in the board as part of budget discussion in January of every year
•	Other benefits may be approved by the Compensation Committee, subject to complying with the general terms of this policy.

5.	Annual Incentive-Based Compensation–Goal and Performance Dependant Variable Compensation

5.1.	Incentive-based compensation components that are paid out on an annual basis may be linked to performance targets that are annual, quarterly or monthly.
5.2.	Incentive-based grants shall be calculated based on meeting measurable goals and/or parameters prescribed for an office holder or the business unit that he/she is responsible for.
5.3.
The quantitative targets themselves shall be determined with the aim of optimally increasing the office holder's motivation, i.e., they should not be set too low (such that the employee is satisfied after meeting a relatively low target) or too high (such that the employee thinks that the goals are not realistic in any event).

5.4.
The goals and the grant formula: These shall be determined on the basis of the Company's ongoing operations, and shall take into account goals related to (but not limited to) bookings, revenues, margins, cash flows or reserves, stock price, the Company's net profit, operating profit or gross profit (GAAP or Non-GAAP, and for conversions from GAAP to Non-GAAP, the Compensation Committee may seek the advice of the Company's external auditors) and the contribution to the Company’s business by the business unit for which the office holder is responsible. The goals and grant formula shall also take into account increases/decreases in performance within the foregoing parameters from one year to the next.  The Compensation Committee may also assess the impact of one-time events and/or factors that are beyond the control of the relevant office holder or the Company as a whole in determining whether goals have been met.

5.5.
An office holder shall reimburse the Company such sums as are paid to him/her as part of the terms of his/her office and employment at the Company, if paid on the basis of data which turns out to be inaccurate. Such reimbursement may be effected by setting off the office holder’s obligations against future compensatory payments by the Company to the office holder.  The Compensation Committee shall be entitled to determine the sums of such reimbursable compensation and the conditions related to reimbursement.

5.6.
An office holder may be entitled to a grant of a pro rata portion of annual incentive compensation for a partial year period that ends upon termination of employment (except in the case of dismissal under circumstances in which the employee is terminated for cause or denied entitlement to severance pay).

5.7.	In addition, an office holder of the Company may be granted a special bonus upon the occurrence of an extraordinary event, for example a merger, acquisition, or other corporate reorganization.

6.	Long-Term Equity Compensation

6.1.
The grant of equity compensation will be examined from time to time by the Compensation Committee and Board of Directors based on the commercial circumstances of the Company and upon special occurrences (such as Company offerings or extraordinary transactions).

6.2.
When a new office holder joins the Company, the Compensation Committee and Board of Directors may consider an equity compensation grant to him or her with terms that are similar to those under which the last grant was made by the Company.

6.3.
Prior to granting equity compensation, the Compensation Committee and Board of Directors shall take into account, in addition to the economic value of the grant, the extent of dilution to existing shareholders of the Company stemming from the issuance of the securities.

6.4.
When discussing the grant of equity compensation, the Compensation Committee and Board of Directors shall also consider the economic value of equity previously granted that has not yet fully vested and the tax implications of a prospective grant.

6.5.
The vesting period for an equity grant shall be between 3 and 5 years after the date of the grant, with a linear vesting schedule over the entire vesting period (subject to an initial one year “cliff” prior to the initial vesting).

6.6.
The exercise price of options to purchase shares that are granted shall be the closing price of the Company’s shares on the stock exchange or other market on which the Company’s shares are listed or quoted on the grant date.

6.7.
The Compensation Committee and Board of Directors shall have the authority to decide, in the case of any equity grant, whether to provide for full or partial acceleration of vesting of the granted securities in the event of a merger, sale, change in control or other corporate reorganization.

6.8.	Any equity grants shall be made from an equity pool that shall be approved from time to time by the Company in accordance with the provisions of applicable law.

7.	Term of Employment Agreements and Conditions of Retirement

7.1.
The term of an office holder’s employment or services agreement shall be no longer than three years, or shall be indefinite, but (in the latter case) shall include a right of termination for the Company without cause upon notice of no longer than 6 months.

7.2.
In the case of termination of an office holder whose employment is governed by Israeli employment law under circumstances that do not give the Company the right to deny the office holder severance pay, he/she shall have the following rights:

(a) Release of severance pay monies accrued in severance pay funds and supplementation by the Company of such funds if and to the extent required under the law with respect to employees who are not subject to the arrangement under Section 14 of the Israeli Severance Pay Law;
(b) In the event of termination of employment at the Company's initiative, the Compensation Committee may award an adjustment grant which shall be calculated based on the last full monthly salary of the office holder multiplied by the number of months of adjustment set forth in the office holder’s employment or services agreement. The adjustment period provided for by an office holder’s employment or services agreement shall not be longer than 12 months.
7.3.
In the case of termination of an office holder whose employment is not governed by Israeli employment law, Severance payment will be as set forth in such office holder’s employment terms and conditions, the requirements of local law or as customary by the Company in the territory in which an office holder is employed.

7.4.
Following termination of an office holder (by the Company or the office holder), the Company may grant a separation grant (which shall be in addition to payment of the severance amounts described above, if applicable), which shall take into account the following factors: The duration of employment or services, terms of employment or services, the Company's performance during the period of employment or services; the office holder's contribution to achievement of the Company's goals and to its profitability; and the circumstances of termination.  The range of potential severance grants may be described generally in an agreement with the office holder that is approved by the Compensation Committee and the Board of Directors (and, in the case of the Company’s chief executive officer’s severance package, by the Company’s shareholders).  In that case, a severance grant that does not exceed the sum of 12 months’ worth of base salary or compensation may be approved by the Committee alone, whereas a grant that exceeds the sum of 12 months’ worth of base salary or compensation shall require Board approval. If the range of potential severance grants has not been described in an agreement with the office holder that has been approved by the Compensation Committee and the Board of Directors (and, in the case of the Company’s chief executive officer, by the shareholders), any such grant shall require such other approvals as are required under applicable law (including, in the case of the Company’s chief executive officer, approval by the Company’s shareholders). The sum of a severance grant shall not exceed the sum of two annual base salary and variable compensation.

8.	Insurance, Indemnity and Exemption from Liability

8.1.
The application of terms of insurance, indemnity and exemption from liability to office holders shall be broad-based and uniform for all of the Company’s office holders (directors and other office holders).

8.2.
The Company's shall provide an indemnification undertaking to all of the directors and executive officers of the Company upon their taking office. The sum of such indemnification shall be within customary limits, taking into account the size of the Company, its market value, and the nature of its operations.  Indemnification limits shall be reviewed at least once every three years.

8.3.
The Company shall purchase office holder insurance, with customary coverage limits, taking into account the size of the Company, its market value and the nature of its operations.  The coverage limits shall be reviewed at least once every three years.

9.
Director Compensation.  The compensation paid to directors, in their capacity as such (whether in cash or equity), shall be determined after taking into account: (a) the market in which the Company operates, (b) the compensation paid to directors of companies of a similar size with global operations and structure of a similar magnitude, whether or not listed for trading in Israel or overseas, (c) the contribution and active involvement by the subject director in the business of the Company. Director compensation may be paid to a director or to a company controlled by such director.

Exhibit A

Israel	US
Pension fund
disability insurance	COBRA
education fund	401k- Retirement plan*
vacation	vacation
Car lease	Life Insurance
cell phone	cell phone
gifts-	FSA (no cost to Jacada)
private health insurance	Short term disability
Signing bonus	long term disability
relocation bonus	workers comp
Lunch vouchers	Signing bonus
relocation bonus
health insurance
dental insurance
eye insurance (no cost to Jacada)

* Prior to 2008, the company matched employee 401k contributions up to 3% of each individuals salary. The company match was eliminated in 2008 as part of our cost saving efforts. A restoration of the company match may be considered in the future